UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549


                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)




                        FIDELITY BANCORP, INC.
                          (Name of Issuer)

                      Common Stock, $0.01 par value
                     (Title of Class of Securities)

                              315831107
                           (CUSIP Number)

                          Charles J. Moore
                           The Banc Funds
                      208 South LaSalle Street
                      Chicago, Illinois  60604
                            (312) 855-6202
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                          August 22, 1997
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report this acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

CUSIP No.  315831107


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund III L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]`
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      13,043 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         13,043 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    13,043 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.8%

14  Type of Reporting Person*
    PN

CUSIP No.  315831107


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Bank Fund III Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      39,972 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         39,972 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    39,972 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    2.6%

14  Type of Reporting Person*
    PN

CUSIP No.  315831107


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV L.P.


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                       10,390 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         10,390 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    10,390 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    0.7%

14  Type of Reporting Person*
    PN

CUSIP No.  315831107


1  Name of Reporting Person
   S.S. or I.R.S. Identification No. of Above Person (optional)
                      Banc Fund IV Trust


2  Check the Appropriate Box If A Member of a Group*  (A) [ ]
                                                      (B) [X]

3  SEC Use Only

4  Source of Funds:   WC

5  Check Box If Disclosure Of Legal Proceedings Is Required
   Pursuant To Items 2(d) or 2(e)                        [ ]

6  Citizenship or Place of Organization
   Illinois

                            7  Sole Voting Power
Number of                      34,951 shares
 Shares
Beneficially                8  Shared Voting Power
Owned By                       0
  Each
Reporting                   9  Sole Dispositive Power
Person                         34,951 shares
  With
                            10  Shared Dispositive Power
                                0

11  Aggregate Amount of Beneficially Owned by Each Reporting Person
    34,951 shares

12  Check Box If The Aggregate Amount In Row (11) Excludes
    Certain Shares*                                    [ ]

13  Percent of Class Represented By Amount In Row (11)
    2.3%

14  Type of Reporting Person*
    PN

This Amendment No. 1 amends and supplements the Schedule 13D filed on March 10, 1997 (collectively the "Schedule 13D") by the entities included in Item 2(a), with respect to the Common Stock, $0.01 par value ("Common Stock"), of Fidelity Bancorp, Inc. ("FSBI"). The address of the principal executive offices of FSBI is 1009 Perry Highway, Pittsburgh, Pennsylvania 15237. The purpose of this Amendment is to report an increase in ownership of more than 1% in the percentage of the outstanding Common Stock of FSBI.

Item 2.   Identity and Background

  (a) This statement is filed by The Midwest Bank Fund II, L.P. ("BF II"), an Illinois Limited Partnership, Banc Fund III L.P. ("BF III"), an Illinois Limited Partnership, Bank Fund III Trust ("T III"), Banc Fund IV L.P. ("BF IV"), an Illinois Limited Partnership, and Banc Fund IV Trust ("T IV"). The business of the Funds is to provide financing to, and acquire equity interests in, banks and other depository institutions and holding companies controlling such entities.

  (i) The general partner of BF II is MidBanc II, L.P. ("MidBanc II"), whose principal business is to be a general partner of BF II. The general partner of BF III is MidBanc III L.P. ("MidBanc III"), whose principal business is to be a general partner of BF III. The general partner of BF IV is MidBanc IV L.P. ("MidBanc IV"), whose principal business is to be a general partner of BF IV. MidBanc II, III and IV are Illinois limited partnerships.

  (ii) The general partner of MidBanc II is ChiCorp Management II, Inc. ("Management II"), whose principal business is to be a general partner of MidBanc II. The general partner of MidBanc III is ChiCorp Management III, Inc. ("Management III"), whose principal business is to be a general partner of MidBanc III. The general partner of MidBanc IV is ChiCorp Management IV, Inc. ("Management IV"), whose principal business is to be a general partner of MidBanc IV. Management II, III, and IV are Illinois corporations.

  (iii) The executive officers and directors of Management II, III and IV are the same and are composed of:

     Name and                                        Offices in
Present Principal                                  Management II,
    Occupation                                       III and IV
-----------------                                 ---------------

Joan W. Moore                                        Secretary
Member, The Banc Funds                             and Director
Company, L.L.C. ("TBFC")

Charles J. Moore                                  President, Treasurer,
Manager, BF II,  BF III, T III,                     and Director
BF IV, and T IV

  (iv) The sole stockholder of Management II, III and IV is TBFC, an Illinois limited liability company which is controlled by Charles J. Moore. Mr. Moore has been the manager of the investment decisions for each of BF II, BF III, BF IV, T III and T IV since their respective inceptions. As manager, Mr. Moore has voting and dispositive power over the securities of the issuer held by each of those entities. As the controlling member of TBFC, Mr. Moore will control Management II, III and IV, and therefore each of the Partnership entities directly and indirectly controlled by each of Management II, III and IV.

  (v) The investment manager of T III and T IV is TBFC under an Investment Management Agreement with each Trust. Charles J. Moore, as portfolio manager for T III and T IV, has voting and dispositive power over the issuer's securities held by such trusts.

  (b) and (c) The address of the principal business and principal office of BF II, BF III, T III, BF IV, T IV, MidBanc II, MidBanc III, MidBanc IV, Management II, Management III, Management IV, and TBFC and the business address of each of the persons named in paragraph (a)(iii) is 208 S. LaSalle Street, Chicago, IL 60604.

  (d) and (e) During the last five years, none of the persons named herein has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) Each of the persons named in paragraphs (a)(iv) and (vi) is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or other Consideration.

  An aggregate of $1,619,337 from the capital of the Funds has been used in making purchases of 98,356 shares of Common Stock of FSBI.


Item 4.  Purpose of Transaction.

  The Funds acquired the Common Stock of FSBI reported herein for purposes of investment. The Funds may, in the future, purchase additional shares of Common Stock of FSBI or sell such securities.

  The Funds do not have any present plan or proposal which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of
Item 4 of Schedule 13d-101 of the Securities and Exchange Commission. The Funds reserve the right, in the future, to adopt such plans or proposals.


Item 5.  Interest in Securities of the Issuer.

  (a) An aggregate of 98,356 shares of Common Stock are beneficially owned by the Funds. Such shares of Common Stock represent approximately 6.4% of the Common Stock of FSBI outstanding as of June 30, 1997. Of said shares, 13,043 shares of Common Stock are beneficially owned by BF III (0.8% of the outstanding shares), while 39,972 shares of Common Stock are beneficially owned by T III (2.6% of the outstanding shares), while 10,390 shares of Common Stock are beneficially owned by BF IV (0.7% of the outstanding shares), and 34,951 shares of Common Stock are beneficially owned by T IV (2.3% of the outstanding shares). To the best knowledge and belief of the Funds, no securities of FSBI are owned by any of the other persons named in Item 2 or by any persons who together with any of the persons named in Item 2 comprise a group within the meaning of
Section 13(d) (3) of the Securities Exchange Act of 1934, as amended. Anything to the contrary in this Schedule 13D notwithstanding, each Fund disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Funds.

  (b) The Funds have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, all of the shares beneficially owned by them as set forth in paragraph (a) above.

  (c) On August 22, 1997, the Funds' ownership of shares of Common Stock of FSBI increased by more than 1% of the adjusted outstanding shares of said class since the initial 13D filing. The Funds have purchased and sold Common Shares on the open market as described in the table below:

BF III Purchases:
              Dollar         Number    Cost per
Date          Amount       of Shares     Share
----         -------       ---------     ------
07/22/97   $7,518.37             369    $20.375


T III Purchases:

07/22/97   23,044.12           1,131     20.375


BF IV Purchases:

06/26/97    9,274.50             458     20.25
07/22/97   16,340.75             802     20.375
08/22/97   29,218.75           1,375     21.25


T IV Purchases:

06/26/97   31,225.50           1,542     20.25
07/22/97   54,971.75           2,698     20.375
08/22/97   98,281.25           4,625     21.25


Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

                          None

Item 7.  Material to be filed as exhibits.

                          None

Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 1997


BANC FUND  III L.P.
By MIDBANC III L.P.,
   general partner
By CHICORP MANAGEMENT III, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANK FUND III TRUST
By THE BANC FUNDS COMPANY, L.L.C.,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND IV L.P.
By MIDBANC IV L.P.,
   general partner
By CHICORP MANAGEMENT IV, INC.,
   general partner
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President


BANC FUND IV TRUST
By THE BANC FUNDS COMPANY, L.L.C.,
   Investment Manager
By /s/ Charles J. Moore
   --------------------------
   Charles J. Moore, President